Mailstop 3233
                                                           October 19, 2017


Via E-mail
Patrick J. Kane
Chairman, Frontier Fund Management LLC
Frontier Funds
c/o Frontier Fund Management LLC
25568 Genesee Trail Road
Golden, Colorado 80401

       Re:      Frontier Funds
                Post-Effective Amendment to Form S-1
                Filed September 25, 2017
                File No. 333-210313

Dear Mr. Kane:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the post-effective amendment incorporates by reference your annual report on Form 10-K for the year ended December 31, 2016, as filed on March 31, 2017. We further note that you filed a revised Form 10-K on April 3, 2017, and that you filed quarterly reports on Form 10-Q on May 15, 2017 and August 14, 2017. Please revise the post-effective amendment to incorporate by reference the foregoing and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year. Refer to General Instruction VII and Item 12 of Form S-1.
 Patrick J. Kane
Frontier Funds
October 19, 2017
Page 2

2. We note that your allocation, past performance, and net asset value disclosures are as of
       March 31, 2017. Please revise to update these disclosures with data as of a more recent date, or advise us why it is appropriate to include such information as of March 31, 2017.

3. Please revise the post-effective amendment to include the information required by Part II of Form S-1.

4. We note that the post-effective amendment is unsigned. Please revise to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-
       1 for guidance.

The Managing Owner and CPO, page 50

5. We note your disclosure on page 50 that you have included the background information on the principals of the managing owner and Wakefield Advisors LLC, but we can only locate such disclosure for the principals of Wakefield Advisors LLC on pages 52-54.
       Please revise to include the background information on the principals of the managing owner.

6. We note your disclosure, here and elsewhere in the filing, that the "managing owner has delegated its commodity pool operator responsibilities to Wakefield Advisors LLC."
       Please revise your disclosure to clarify the relationship between the managing owner and
       Wakefield Advisors LLC, including whether there is an agreement in place between the managing owner and Wakefield Advisors LLC or their respective affiliates. If applicable, please also describe the material terms of any such agreement, including provisions pertaining to fees payable and termination provisions. Additionally, please tell us what consideration you have given to filing any such agreement as an exhibit to the post-effective amendment. Please refer to Items 404 and 601(b)(10) of Regulation S-
       K.

Trading Limitations, Policies and SwapsSwaps, page 58

7. We note your disclosure on page 32 that the Dividend Fund and the Long/Short
       Commodity Fund each invest in certain reference programs through total returns swaps with Deutsche Bank AG. Please revise to provide a description of the platform through which you enter into these swap transactions. Please also disclose the material terms of these swap transactions and explain how the reference indices are constructed, whether the composition and weighting of the indices may be adjusted, and how returns are determined. Additionally, please clarify the roles of Deutsche Bank and the trading advisors in connection with the construction and rebalancing of the indices.
 Patrick J. Kane
Frontier Funds
October 19, 2017
Page 3

8. Please revise your disclosure to explain the factors you consider in determining whether to allocate assets to trading advisors versus entering into swaps tied the performance of the relevant trading advisors programs.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney Advisor, at (202) 551-3207 or me at (202)
551-3466 with any questions.


                                                            Sincerely,

                                                            /s/ Coy Garrison

                                                            Coy Garrison
                                                            Special Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Matthew K. Kerfoot, Esq.
       Dechert LLP